UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VIMPELCOM LTD.

(Name of Issuer)

Common Stock, nominal value US$ 0.001 per share

Preferred Stock, nominal value US$ 0.001 per share

(Title of Class of Securities)

G9360W 107 (Common Stock)

G9360W 115 (Preferred Stock)

(CUSIP Number)

Franz Wolf
Eco Telecom Limited
Suite 2
4 Irish Place
Gibraltar
+350 41977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2010

(Date of Event which Requires Filing of this Statement)

With a copy to:

Alexey Reznikovich
Altimo Holdings & Investments Limited
Str. Novy Arbat, build. 21
GSP-2
119992 Moscow, Russia
+7 (495) 981-4449

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Altimo Coöperatief U.A. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

131,152,700 shares of Common Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

131,152,700 shares of Common Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

131,152,700 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11)

10.1% of Common Stock
14.	Type of Reporting Person

OO

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Eco Telecom Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

379,295,980 shares of Common Stock and 128,532,000 shares of Preferred Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

379,295,980 shares of Common Stock and 128,532,000 shares of Preferred Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

379,295,980 shares of Common Stock and 128,532,000 shares of Preferred Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11)

29.2% of Common Stock and 100.0% of Preferred Stock*
14.	Type of Reporting Person

OO, HC
*
Eco Telecom is the direct beneficial owner of 128,532,000 (100%) shares of the Issuer’s voting preferred stock, which, together with the 379,295,980 shares of the Issuer’s common stock beneficially owned by Eco Telecom, represents approximately 35.5326% of the Issuer’s outstanding voting capital stock. See Item 5.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Altimo Holdings & Investments Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

510,461,800 shares of Common Stock and 128,532,000 shares of Preferred Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

510,461,800 shares of Common Stock and 128,532,000 shares of Preferred Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

510,461,800 shares of Common Stock and 128,532,000 shares of Preferred Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

39.2% of Common Stock and 100.0% of Preferred Stock*
14.	Type of Reporting Person

OO, HC

*
The Reporting Person may be deemed to beneficially own 128,532,000 (100%) shares of the Issuer’s voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 44.7102% of the Issuer’s outstanding voting capital stock. See Item 5.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

CTF Holdings Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

510,461,800 shares of Common Stock and 128,532,000 shares of Preferred Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

510,461,800 shares of Common Stock and 128,532,000 shares of Preferred Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

510,461,800 shares of Common Stock and 128,532,000 shares of Preferred Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

39.2% of Common Stock and 100.0% of Preferred Stock*
14.	Type of Reporting Person

OO, HC

*
The Reporting Person may be deemed to beneficially own 128,532,000 (100%) shares of the Issuer’s voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately  44.7102% of the Issuer’s outstanding voting capital stock. See Item 5.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Crown Finance Foundation 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

510,461,800 shares of Common Stock and 128,532,000 shares of Preferred Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

510,461,800 shares of Common Stock and 128,532,000 shares of Preferred Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

510,461,800 shares of Common Stock and 128,532,000 shares of Preferred Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

39.2% of Common Stock and 100.0% of Preferred Stock*
14.	Type of Reporting Person

OO

*
The Reporting Person may be deemed to beneficially own 128,532,000 (100%) shares of the Issuer’s voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 44.7102% of the Issuer’s outstanding voting capital stock. See Item 5.

Item 1. Security and Issuer.

This initial statement on Schedule 13D relates to the common stock, nominal value US$0.001 per share (the “Common Stock”), and the preferred stock, nominal value US$0.001 per share (the "Preferred Stock"), of VimpelCom Ltd. (“VimpelCom”).  The address of the principal executive office of VimpelCom is Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands.

Item 2. Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Altimo Coöperatief U.A. (“Altimo Coop”)

(ii)	Eco Telecom Limited (“Eco Telecom Limited”);

(iii)	Altimo Holdings & Investments Limited (formerly known as Alfa Telecom Limited) (“Altimo”);

(iv)	CTF Holdings Limited (“CTF Holdings”);

(v)	Crown Finance Foundation (“Crown Finance”);

The Statement relates to the shares of Common Stock and Preferred Stock held for the accounts of Altimo Coop, Eco Telecom and Hardlake Limited.  See Item 5.

The Reporting Persons

Altimo Coop is a cooperative with excluded liability (coöperatie) incorporated under the laws of the Netherlands, with its principal address at Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands. The principal business of Altimo Coop is to function as a holding company. Current information concerning the identity and background of the directors and officers of Altimo Coop and persons controlling Altimo Coop is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Eco Telecom is a Gibraltar company, with its principal address at 10/8 International Commercial Centre, Casemates Square, Gibraltar. The principal business of Eco Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Eco Telecom and persons controlling Eco Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Altimo is a British Virgin Islands company, with its principal address at Trident Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company. Altimo is the sole shareholder of Eco Telecom and Hardlake Limited and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the accounts of Eco Telecom and Hardlake Limited, respectively, and the shares of Preferred Stock held for the account of Eco Telecom. Altimo indirectly owns 100% of the membership interests in Altimo Coop and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Altimo Coop. Current information concerning the identity and background of the directors and officers of Altimo and persons controlling Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company, with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings indirectly owns a majority of the shares of Altimo and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the accounts of Altimo Coop, Eco Telecom and Hardlake Limited, respectively, and the shares of Preferred Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of CTF Holdings and persons controlling CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation, with its principal address at Am Schraegen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the accounts of Altimo Coop, Eco Telecom and Hardlake Limited, respectively, and the shares of Preferred Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Crown Finance and persons controlling Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Information concerning the form of consideration and method of acquisition for VimpelCom's Common Stock and Preferred Stock is set forth in Item 4 hereto, which is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction.

On October 5, 2009, Altimo, Eco Telecom and certain of their affiliates (collectively, the “Alfa Parties”) and Telenor ASA, Telenor East Invest AS, Telenor Mobile Communications AS and certain of their affiliates (collectively, the “Telenor Parties”) announced that they had entered into a series of agreements, including a Share Exchange Agreement dated October 4, 2009 (the “Share Exchange Agreement”), with respect to their ownership interests in Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) and Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”). On February 9, 2010, VimpelCom, then jointly owned by Telenor East Invest and Eco Telecom, commenced an exchange offer to acquire all of the outstanding shares, including those represented by American Depositary Shares (“ADSs”), of OJSC VimpelCom pursuant to a prospectus sent to all shareholders of OJSC VimpelCom who were U.S. holders and to all holders of OJSC VimpelCom ADSs, wherever located (the “U.S. Offer”), and an offer made pursuant to a separate Russian offer document to all holders of OJSC VimpelCom shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer expired at 5:00 p.m. New York City time on April 15, 2010, and the Russian Offer expired at 11:59 p.m. Moscow time on April 20, 2010. The U.S. Offer was made pursuant to a registration statement on Form F-4, which includes a prospectus and related U.S. Offer acceptance materials (as amended, the “Registration Statement”), and a Schedule TO, each of which were filed with the Commission.

     In the Offers, VimpelCom offered:

•	to all holders of OJSC VimpelCom ADSs: one VimpelCom common Depositary Receipt (“DR”) (representing one VimpelCom common share), or a nominal cash amount, in exchange for each OJSC VimpelCom ADS;

•	to all holders of OJSC VimpelCom common shares: twenty VimpelCom common DRs, or a nominal cash amount, in exchange for each OJSC VimpelCom common share; and

•
to all holders of OJSC VimpelCom preferred shares: twenty VimpelCom preferred DRs (each representing one VimpelCom preferred share), or a nominal cash amount, in exchange for each OJSC VimpelCom preferred share.

     On April 21, 2010, Eco Telecom completed the exchange of all its OJSC VimpelCom shares (consisting of 18,964,799 OJSC VimpelCom common shares and 6,426,600 OJSC VimpelCom preferred shares) pursuant to the Offers in exchange for 379,295,980 VimpelCom common DRs, each representing one share of VimpelCom Common Stock, and 128,532,000 VimpelCom preferred DRs, each representing one share of VimpelCom Preferred Stock.
On April 21, 2010, immediately upon completion of the Offers and pursuant to the terms of the Share Exchange Agreement, Alpren Limited and Hardlake Limited contributed to VimpelCom Holdings B.V. ("VimpelCom Holdings") 99.99% of the ownership interests in Storm LLC ("Storm"), which in turn owns 43.5% of Kyivstar's outstanding shares, in exchange for  3,272,587 VimpelCom Holdings common shares and 3,285,048 VimpelCom Holdings common shares, respectively, and Hardlake Limited contributed to VimpelCom 0.01% of the ownership interests in Storm in exchange for 13,120 VimpelCom Common Shares.  Alpren Limited and Hardlake Limited then transferred 3,272,587 VimpelCom Holdings common shares and 3,285,048 VimpelCom Holdings common shares, respectively, to VimpelCom in exchange for the issuance of 131,152,700 Common Shares to Altimo Coop.

Item 5. Interest in Securities of the Issuer.

(a)  Altimo Coop is the direct beneficial owner of 131,152,700 shares of Common Stock, representing approximately 10.0836% of VimpelCom's outstanding Common Stock, and each of Altimo, CTF Holdings and Crown Finance may be deemed the beneficial owner of the 131,152,700 shares of Common Stock held for the account of Altimo Coop.

Hardlake Limited is the direct beneficial owner of 13,120 shares of Common Stock, representing approximately 0.0010% of VimpelCom's outstanding Common Stock, and each of the Altimo, CTF Holdings and Crown Finance may be deemed the beneficial owner of the 13,120 shares of Common Stock held for the account of Hardlake Limited.

Eco Telecom is the direct beneficial owner of 379,295,980 shares of Common Stock, representing approximately 29.1618% of VimpelCom's outstanding Common Stock, and 128,532,000 shares of Preferred Stock, representing 100.0% of VimpelCom's outstanding Preferred Stock.  Each of Altimo, CTF Holdings and Crown Finance may be deemed the beneficial owner of the 379,295,980 shares of Common Stock and 128,532,000 shares of Preferred Stock held for the account of Eco Telecom. Each share of Preferred Stock entitles its holder to the same voting rights as the holders of each share of Common Stock and is convertible into one share of Common Stock, at the election of the holder of the Preferred Stock, on any date (i) after October 21, 2012 but before April 21, 2015, or (ii) during the period between the date on which a mandatory offer, as provided under VimpelCom's bye-laws, is announced and the final business day such offer is open for acceptance.

The aggregate 510,461,800 shares of Common Stock and 128,532,000 shares of Preferred Stock represent approximately 44.7102% of VimpelCom's voting capital.  To the best of the Reporting Persons’ knowledge, none of the persons listed in Annex A holds any shares of Common Stock (other than described in this Item 5).  Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom (other than as described in this Item 5(a)) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(b) Each of Eco Telecom, Altimo, CTF Holdings and Crown Finance may be deemed to have sole power to direct the voting and disposition of 379,295,980 shares of Common Stock and 128,532,000 shares of Preferred Stock held for the account of Eco Telecom.  Each of Hardlake Limited, Altimo, CTF Holdings and Crown Finance may be deemed to have sole power to direct the voting and disposition of 13,120 shares of Common Stock held for the account of Hardlake Limited.  Each of Altimo Coop, Altimo, CTF Holdings and Crown Finance may be deemed to have sole power to direct the voting and disposition of 131,152,700 shares of Common Stock held for the account of Altimo Coop.

(c) Except for the transactions described in this Schedule 13D, there have been no transactions effected with respect to the shares of Common Stock or the shares of Preferred Stock during the past 60 days by any of the Reporting Persons.

(d) No Reporting Person knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock or the shares of Preferred Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the agreements contained in this Item 6 are qualified in their entirety by reference to the conformed text of these agreements filed as Exhibits hereto.

Share Exchange Agreement

The Acquisition of VimpelCom and Kyivstar

Pursuant to the Share Exchange Agreement, the Alfa Parties and the Telenor Parties (together, the “Parties”) agreed to cause VimpelCom to make an offer to all OJSC VimpelCom shareholders to acquire 100% of OJSC VimpelCom's common stock, 100% of OJSC VimpelCom’s preferred stock and 100% of OJSC VimpelCom’s ADSs (the “Exchange Offer”) through:

(i) a voluntary tender offer in Russia in which:

•	each holder of OJSC VimpelCom common stock is offered 0.01 Russian rubles, or twenty VimpelCom common DRs, in exchange for each share of OJSC VimpelCom common stock; and

•	each holder of OJSC VimpelCom preferred stock is offered 0.01 Russian rubles, or twenty VimpelCom preferred DRs, in exchange for each OJSC VimpelCom preferred share;

provided, that VimpelCom does not accept tenders pursuant to the voluntary tender offer in Russia from any OJSC VimpelCom security holder who is not a Russian qualified investor, as such term is defined under Russian law; and

(ii) a registered exchange offer in the United States in which:

•	each holder of OJSC VimpelCom ADSs is offered 0.0005 Russian rubles, or one VimpelCom common DR, in exchange for each OJSC VimpelCom ADS;

•	each holder of OJSC VimpelCom common stock is offered 0.01 Russian rubles, or twenty VimpelCom common DRs, in exchange for each share of OJSC VimpelCom common stock; and

•	each holder of OJSC VimpelCom preferred stock is offered 0.01 Russian rubles, or twenty VimpelCom preferred DRs, in exchange for each OJSC VimpelCom preferred share.

Pursuant to the Share Exchange Agreement, immediately following the completion of the Exchange Offer, the Parties agreed to, directly or indirectly, transfer their ownership of Kyivstar to VimpelCom Holdings in exchange for shares in VimpelCom Holdings, and then transfer these shares in VimpelCom Holdings to VimpelCom in exchange for additional shares in VimpelCom (the “Kyivstar Share Exchange”).

On April 21, 2010, the Parties completed the Exchange Offer.  Eco Telecom completed the exchange of all its OJSC VimpelCom shares in exchange for 379,295,980 VimpelCom common DRs and 128,532,000 VimpelCom preferred DRs.  Immediately upon completion of the Exchange Offer, the Parties transfered their ownership of Kyivstar to VimpelCom Holdings in exchange for shares in VimpelCom Holdings, and then transfered these shares in VimpelCom Holdings to VimpelCom in exchange for additional shares in VimpelCom.  See Item 4.

Promptly following completion of the Exchange Offer and Kyivstar Share Exchange, the Parties have agreed to cause (a) OJSC VimpelCom to delist the OJSC VimpelCom ADSs from the New York Stock Exchange and the OJSC VimpelCom common stock from the Russian Trading System, and (b) VimpelCom to, if necessary, commence the procedures for the compulsory purchase of any remaining outstanding OJSC VimpelCom securities for cash consideration, pursuant to Russian law (the "squeezeout"). Following completion of these compulsory purchases, the Parties will cause all but one share of OJSC VimpelCom’s common stock acquired by VimpelCom to be transferred to VimpelCom Holdings.

The Parties have agreed to cause VimpeCom to pay all transaction-related costs, fees and expenses incurred in respect of the foregoing transactions. The Parties also agreed to cause VimpelCom to use its best efforts to obtain adequate financing to pay all costs, fees and expenses for completion of the squeezeout, including paying any cash consideration to OJSC VimpelCom’s shareholders. If VimpelCom is unable to procure or raise adequate financing to pay such costs, fees or expenses, the Telenor Parties and the Alfa Parties have agreed to lend the necessary funds to VimpelCom on commercially reasonable terms.

Indemnification

The Alfa Parties, on the one hand, and the Telenor Parties, on the other hand, each have agreed, subject to certain limitations, to indemnify Telenor Parties and the Alfa Parties, respectively, from all losses actually incurred which result from (a) any breach of any representation and warranty made by the indemnifying party (excluding representations and warranties made regarding Storm), or (b) the noncompliance with any obligation under the Share Exchange Agreement (excluding obligations in respect of Storm).

In the Kyivstar Share Exchange, instead of contributing their shares in Kyivstar directly to VimpelCom Holdings, the Alfa Parties agreed to contribute to VimpelCom Holdings their ownership interests in Storm, which owns the 43.5% of Kyivstar owned by the Alfa Parties (except that 0.01% of the interest in Storm will be contributed to VimpelCom). Altimo has agreed to indemnify VimpelCom, VimpelCom Holdings, Storm and

Kyivstar (the “Storm Indemnified Parties”) from all losses actually incurred (a) which arise out of VimpelCom Holdings's acquisition of the ownership interests in Storm and the Alfa Parties’ ownership interests in Kyivstar through Storm and (b) which would not have arisen out of VimpelCom Holdings's direct acquisition of the Alfa Parties’ ownership interests in Kyivstar. Through a power of attorney granted by VimpelCom, Telenor Mobile Communications AS will be entitled to enforce the rights of each Storm Indemnified Party without the need for any further corporate action.

Termination

The Parties may elect to terminate the Share Exchange Agreement at any time by mutual written agreement.

Additionally, the Alfa Parties or the Telenor Parties may terminate the agreement if:

(i)
the closing of the Exchange Offer and the Kyivstar Share Exchange have not occurred by June 30, 2010 (except that the termination right will not be available to a Party whose failure to perform any material covenant or obligation under the Share Exchange Agreement has been the cause of, or resulted in the failure of, the closing to occur on or before such date);

(ii)	there is a forced sale or auction of any of the OJSC VimpelCom shares or ADSs held by a Telenor Party in satisfaction of an order arising out of or relating to certain proceedings;

(iii)
there occurs a certain defined type of material adverse effect on the business, financial condition or results of operations of OJSC VimpelCom or Kyivstar, which effect cannot be or has not been cured within 90 days (or, if sooner, prior to June 30, 2010); or

(iv)
the other Party has materially breached or materially failed to perform any of its respective representations, warranties, covenants or other agreements contained in the Share Exchange Agreement and such breach is not cured within 90 days (or, if sooner, prior to June 30, 2010).

The termination rights with respect to clauses (ii)-(iv) above are not available to a Party that has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in the Share Exchange Agreement. If a Party terminates the Share Exchange Agreement pursuant to a material breach of representation or covenant as described in clause (iv) above, then the non-breaching Party is entitled to a break fee of $50,000,000 from the breaching Party.

The Shareholders Agreement

The Shareholders Agreement, dated as of October 4, 2009, between and among VimpelCom, certain Alfa Parties and certain Telenor Parties (the "Shareholders Agreement"),  includes provisions relating to shareholder rights and obligations, including:

(i)
restrictions on an increase in the Parties’ ownership of VimpelCom above their ownership level as of the closing of the Kyivstar Share Exchange, until the fifth anniversary of the closing (subject to certain exceptions);

(ii)
in connection with a proposed transfer of VimpelCom shares or DRs by a Party to the Shareholders Agreement (a) rights of first offer entitling the other Party to offer to purchase, for cash, all such VimpelCom shares or DRs and (b) tag along rights entitling the other Party to participate pro rata in the sale of VimpelCom shares or DRs (in each case, subject to certain exceptions);

(iii)	pre-emptive rights for the parties to the Shareholders Agreement to permit them to maintain their percentage ownership interests in VimpelCom; and

(iv)
a right for each of certain of the Alfa Parties, on the one hand, and certain of the Telenor Parties, on the other hand, to nominate three directors to the nine-member supervisory board of VimpelCom and one director to the five-member board of directors of VimpelCom Holdings.

The Shareholders Agreement specifies the approval requirements of various corporate actions and indicates which governing bodies of VimpelCom must approve those corporate actions. The Shareholders Agreement includes provisions governing the following matters:

(i)
an initial process for selecting and appointing to the nine-member supervisory board of VimpelCom, effective from the closing date for the transaction, three independent directors who are unaffiliated with the Parties (and certain other related persons), which directors shall be selected by the Parties from among nine candidates that are identified by a search consultant and meet certain experience and other criteria;

(ii)	a subsequent annual process for selecting and appointing to VimpelCom's supervisory board three independent unaffiliated directors, whereby:

•
the three independent, unaffiliated directors then serving will continue for another term if two of the directors nominated by the Alfa Parties and two of the directors nominated by the Telenor Parties so propose and all three of such directors so accept;

•
if no such proposal and acceptance are received, the nominating and governance committee of the VimpelCom supervisory board will engage a search consultant to propose ten candidates who meet certain experience and other criteria;

•
the nominating and governance committee will remove from consideration three proposed candidates at the request of one of the directors nominated by the Alfa Parties and three proposed candidates at the request of one of the directors nominated by the Telenor Parties; and

•	the nominating and governance committee, composed of the three independent, unaffiliated directors then serving, will select three of the remaining independent candidates to be presented for election;

(iii)
procedures for selecting and appointing the CEO of VimpelCom in accordance with certain experience and other criteria (other than the initial CEO of VimpelCom to be selected by the Parties prior to commencement of the Exchange Offer), whereby:

•	a search consultant will present, to a three member compensation committee of the VimpelCom supervisory board, up to five candidates who meet certain experience and other criteria;

•
if the compensation committee, composed of two directors nominated, respectively, by the two parties and one unaffiliated director, is unable to unanimously select one of the CEO candidates, then the VimpelCom supervisory board will select between two candidates, one supported by one Party and the other by the other Party;

•
if no candidate receives at least six affirmative votes, after three votes of the VimpelCom supervisory board and consultations between the Parties, the supervisory board will offer the then current CEO the opportunity to serve one more year and, if he accepts to do so, a search for a new CEO will be commenced immediately;

•
if there is no then current CEO, the then current CEO will not serve for a further one year period or the CEO has already served for a further one year period, the shareholders other than the Parties will vote to select one of the three then current unaffiliated directors to serve as a member of the compensation committee; and

•
Following such selection, the compensation committee will be convened and a candidate receiving at least two affirmative votes of the members of the compensation committee will be appointed as the CEO.

(iv)
corporate authority of the CEO, which includes (a) selecting the senior executives of VimpelCom, (b) subject to the approval of the VimpelCom supervisory board, selecting the general managers of OJSC VimpelCom and Kyivstar, and (c) authority to deal with matters not exceeding a certain size;

(v)
requirements that at least six of the nine members of the VimpelCom supervisory board be present for a quorum at a board meeting and that the affirmative vote of at least five members is generally required to approve board resolutions, except that the affirmative vote of at least six members is required to, among other things, (a) remove and select the CEO, (b) issue equity of VimpelCom exceeding ten percent of VimpelCom's issued share capital and (c) approve certain agreements between VimpelCom or its subsidiaries and any of the parties to the Shareholders Agreement;

(vi)	provisions for the VimpelCom supervisory board and/or the VimpelCom shareholders to approve acquisitions of companies, assets or businesses exceeding a certain size;

(vii)	provisions for the VimpelCom supervisory board and/or the VimpelCom shareholders to approve certain other actions exceeding a certain size; and

(viii)	provisions for the VimpelCom supervisory board to approve acquisitions of companies, assets or businesses in which a party to the Shareholders Agreement has a direct or indirect equity interest.

The Shareholders Agreement also provides that, after the completion of the squeezeout, the Parties shall cause (i) OJSC VimpelCom to establish and maintain a board of directors consisting of five members, with one nominated by the Alfa Parties and one nominated by the Telenor Parties, and three proposed by VimpelCom's CEO and approved by VimpelCom's supervisory board and (ii) Kyivstar’s and VimpelCom Holding'sboards to be appointed in the same manner as OJSC VimpelCom’s board.

The Registration Rights Agreement

Registration Rights Agreement, dated as of October 4, 2009, between and among VimpelCom, certain Alfa Parties and certain Telenor Parties (the "Registration Rights Agreement") provides each of the parties to the Shareholders Agreement with demand registration rights that will permit them, on up to six occasions each, to require VimpelCom to register and otherwise facilitate a public sale of such person’s VimpelCom shares or DRs. Each of the parties also may require VimpelCom to file and continually maintain a shelf registration statement to permit registered resales of shares or DRs at any time (subject to certain blackout periods).

Item 7. Material to be Filed as Exhibits.

The Index of Exhibits is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Statement is true, complete and correct.

Date: April 30, 2010	ECO TELECOM LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: April 30, 2010	ALTIMO HOLDINGS & INVESTMENTS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: April 30, 2010	CTF HOLDINGS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: April 30, 2010	CROWN FINANCE FOUNDATION

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Attorney-in-Fact

Date: April 30, 2010	ALTIMO COOPERATIEF U.A.

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director and Attorney-in-Fact

ANNEX A

Altimo Cooperatief U.A.

Altimo Coop is a cooperative with excluded liability (coöperatie) incorporated under the laws of the Netherlands, with its principal address at Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands. The principal business of Altimo Coop is to function as a holding company.

During the past five years, Altimo Coop has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Altimo Coop from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Altimo Coop and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Altimo	Citizenship	Principal Occupation / Business Address(es)
Dmitry Egorov, Director	Russia	Lawyer, LLC ALTIMO, Savvinskaya nab, 11, Moscow, Russia

Franz Wolf, Director	Germany	Director, CTF Holdings Limited, Suite 2, 4 Irish Place, Gibralter

Eleonora Jongsma, Director	The Netherlands	General Manager, Orangefield Trust (Netherlands) B.V., Teleportboulevard 140, Amsterdam, the Netherlands 1043 EJ

Vincent Johan Bremmer, Director	The Netherlands	Manager Business Department, Orangefield Trust (Netherlands) B.V., Teleportboulevard 140, Amsterdam, the Netherlands 1043 EJ

To the best of Altimo Coop's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Eco Telecom Limited

Eco Telecom is a Gibraltar company, with its principal address at 10/8 International Commercial Centre, Casemates Square, Gibraltar. The principal business of Eco Telecom is to function as a holding company.

During the past five years, Eco Telecom has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Eco Telecom from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Eco Telecom and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Altimo	Citizenship	Principal Occupation / Business Address(es)
Marina Kushnareva, Director	Russia	Manager, CTF Holdings Limited, Suite 2, 4 Irish Place, Gibralter

Franz Wolf, Director	Germany	Director, CTF Holdings Limited, Suite 2, 4 Irish Place, Gibralter

Anatoly Ballo, Director	Russia	Businsesman, Akademika Sakharova Prospekt, 9, GSP-6, 107996, Moscow, Russia

To the best of Eco Telecom's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Hardlake Limited

Hardlake Limited is a Cyprus company, with its principal address at 5, Themistokli Dervi Street, Elenion Building, 2nd Floor, 1066 Nicosia, Cyprus. The principal business of Hardlake is to function as a holding company.

During the past five years, Hardlake Limited has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Hardlake Limited from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Alpren Limited

Alpren Limited is a Cyprus company, with its principal address at 5, Themistokli Dervi Street, Elenion Building, 2nd Floor, 1066 Nicosia, Cyprus. The principal business of Alpren is to function as a holding company.

During the past five years, Alpren Limited has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Alpren Limited from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Altimo Holdings & Investments Ltd.

Altimo is a British Virgin Islands company, with its principal address at Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company.  The business telephone number for Altimo and all its executives and members of the board of directors is +350 200 41 981.

During the past five years, Altimo has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Altimo from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Altimo and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Altimo	Citizenship	Principal Occupation / Business Address(es)
Geoffrey Piers Hemy Director	United Kingdom	Director, Grand Financial Group Limited, investment holding company, Griva Digeni 115, Limassol, Cyprus, from August 2002 to present.

Georgia Karydes Director	Cyprus	Director, Feldmans Management (Overseas) Ltd., administration management company, Nikou Georgiou 6, Block C, Office 703, P.C. 1095, Nicosia, Cyprus, from 2002 to present.

Olga Kichatova Director	Russia
Director of Finance, MRO CTF CONSULTANCY LTD., consulting services to CTF Holding Ltd., Office 351, Floor 5, Entrance 3, building 11, Bolshoi Savvinsky Pereulok, 119435 Moscow, Russia, from December 2006 to present.

Marina Kushnareva Director	Russia	Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar, from August 2006 to present.

Alexey Reznikovich Chief Executive Officer	Russia
Director, VimpelCom Ltd., mobile telecommunications company, Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands

Chairman of the Board, OJSC VimpelCom, mobile telecommunications company, 8th of March Street, 14/1, 127083 Moscow, Russia, from June 2008 to present.

Director, OJSC VimpelCom, mobile telecommunications company, 8th of March Street, 14/1, 127083 Moscow, Russia, from May 2002 to present.

Chief Executive Officer, LLC ALTIMO, investment company, Str. Novy Arbat, Build. 21, GSP-2, 119992 Moscow, Russia, from June 2005 to present.

Chief Executive Officer, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands, from December 2006 to present.

Franz Wolf Director	Germany
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar, from 1998 to present.

Director, Altimo Holdings & Investments Limited, holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands, from 2004 to present.

Director, Eco Telecom Limited, holding company, 9/3a International Commercial Centre, Casemates Square, Gibraltar, from 2009 to present.

Director of several other direct or indirect subsidiaries of CTF Holdings Ltd.

Name and Present Position with Altimo	Citizenship	Principal Occupation / Business Address(es)

Director, Eco Telecom Limited, holding company, 9/3a International Commercial Centre, Casemates Square, Gibraltar, from 2009 to present.

Director of several other direct or indirect subsidiaries of CTF Holdings Ltd.

To the best of Altimo's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Alja Investments Limited

Alja Investments Limited ("Alja") is a company incorporated in the British Virgin Islands, with its principal address at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.  The principal business of Alja is to function as a holding company.  The business telephone number for Alja is +1 284 494 2233, ext. 2270.

During the past five years, Alja has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Alja from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Bardsley Investment Corporation

Bardsley Investment Corporation ("Bardsley") is a company incorporated in the British Virgin Islands, with its principal address at Akara Building, 24 De Castro Street, Wickhams’ Cay 1, Road Town, Tortola, British Virgin Islands.  The principal business of Bardsley is to function as a holding company.  The business telephone number for Bardsley is +350 200 41 981.

During the past five years, Bardsley has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Bardsley from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Cotesmore Holdings Limited

Cotesmore Holdings Limited ("Cotesmore") is a company incorporated in the Bahamas, with its principal address at 1st Floor, Kings Court, Bay Street, N-3994, Nassau, Bahamas.  The principal business of Cotesmore is to function as a holding company.  The business telephone number for Cotesmore is +350 200 41 981.

During the past five years, Cotesmore has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Cotesmore from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Dendar Investment Fund Limited

Dendar Investment Fund Limited ("Dendar") is a company incorporated in Gibraltar, with its principal address at 57/63 Line Wall Road, Gibraltar.  The principal business of Dendar is to function as a holding company.  The business telephone number for Dendar is +357 22 873860.

During the past five years, Dendar has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Dendar from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Fairacre Holdings Limited

Fairacre Holdings Limited ("Fairacre") is a company incorporated in the British Virgin Islands, with its principal address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.  The principal business of Fairacre is to function as a holding company.  The business telephone number for Fairacre is +357 22 555 800.

During the past five years, Fairacre has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Fairacre from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Grand Financial Group Limited

Grand Financial Group Limited ("Grand") is a company incorporated in the British Virgin Islands, with its principal address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.  The principal business of Grand is to function as a holding company.  The business telephone number for Grand is +44 1381 698123.

During the past five years, Grand has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Grand from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

FAM Indochina Pte.Ltd.

FAM Indochina Pte.Ltd. ("FAM") is a company incorporated in Singapore, with its principal address at 120 Telok Ayer Street, Singapore 068589.  The principal business of FAM is to function as an investment manager.

During the past five years, FAM has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining FAM from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Laketown Services Limited

Laketown Services Limited ("Laketown") is a company incorporated in the Isle of Man, with its principal address at 8 Prospect Hill, Douglas, Isle of Man.  The principal business of Laketown is to function as a holding company.  The business telephone number for Laketown is +350 200 41 981.

During the past five years, Laketown has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Laketown from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

R&B Investments Limited

R&B Investments Limited ("R&B") is a company incorporated in the British Virgin Islands, with its principal address at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.  The principal business of R&B is to function as a holding company.  The business telephone number for R&B and all its executives and members of the board of directors is +1 284 494 2233, ext. 2270.

During the past five years, R&B has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining R&B from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Thoro Holding Ltd.

Thoro Holding Ltd. ("Thoro") is a company incorporated in the British Virgin Islands, with its principal address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The principal business of Thoro is to function as a holding company.  The business telephone number for Thoro is +357 25 353520.

During the past five years, Thoro has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Thoro from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

CTF Holdings Limited

CTF Holdings is a Gibraltar limited liability company, with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF is to function as a holding company.  The business telephone number for CTF and all its executives and members of the board of directors +350 200 41 981.

During the past five years, CTF has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining CTF from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of CTF and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with CTF Holdings Limited	Citizenship	Principal Occupation / Business Address(es)
Marina Kushnareva Director	Russia	Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar, from August 2006 to present.

Name and Present Position with CTF Holdings Limited	Citizenship	Principal Occupation / Business Address(es)
Franz Wolf Director	Germany
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar, from 1998 to present.

Director, Altimo Holdings & Investments Limited, holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands, from 2004 to present.

Director, Eco Telecom Limited, holding company, 9/3a International Commercial Centre, Casemates Square, Gibraltar, from 2009 to present.

Director of several other direct or indirect subsidiaries of CTF Holdings Ltd.

To the best of CTF's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Crown Finance Foundation

Crown Finance Foundation is a Liechtenstein foundation, with its principal address at Am Schrägen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance Foundation is investment and management of the assets and capital of the foundation.  The business telephone number for Crown Finance Foundation and all its executives and members of the board of directors is +350 200 41 981.

During the past five years, Crown Finance Foundation has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Crown Finance Foundation from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Crown Finance Foundation and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Crown Finance Foundation	Citizenship	Principal Occupation / Business Address(es)
Christian Rosenow Director	Switzerland	CEO and President of the Board, CBRPrivatinvest AG, financial advisory services, Talstrasse 66, CH-8001, Zurich, Switzerland, from 1998 to present.

Dr. Norbert Seeger Director	Liechtenstein
Attorney at Law, Law Office of Dr. Norbert Seeger, international law firm specializing in economic and corporate law, Am Schrägen Weg 14, P.O. Box 1618 FL-9490, Vaduz, Liechtenstein, from 1984 to present.

Dr. Christian Zangerle Director	Austria
Attorney at Law, Head of Litigation Department, Law Office of Dr. Norbert Seeger, international law firm specializing in economic and corporate law, Am Schrägen Weg 14, P.O. Box 1618 FL-9490, Vaduz, Liechtenstein, from before 2005 to present.

To the best of Crown Finance Foundation 's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Supervisory Board of Alfa Group Consortium

The "Supervisory Board" coordinates the strategic development of a group of affiliated entities, often referred to as the "Alfa Group Consortium," which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium.  The business telephone number for all the members of the Supervisory Board of Alfa Group Consortium is +7 495 981 4453.

The members of the Supervisory Board of the Alfa Group Consortium and their respective positions and business backgrounds are identified below:

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Principal Occupation / Business Address(es)
Vladimir Ashurkov Member	Russia
Director of Group Portfolio Management and Control, CTF Consultancy, holding company, Bolshoy Savvinsky per., d. 11, pod. 3, 5th floor, Office No. 351, 119435 Moscow, Russia, from September 2006 to present.

Peter Aven Member	Russia
President and Director, OJSC Alfa Bank, banking, 11  Mashy Poryvaevoy St., 107078 Moscow, Russia, from November 1998 to present.

Chairman of the Board of Directors, AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russia, from June 2007 to present.

Co-chairman of the Board of Directors, CTC Media, commercial television broadcaster, 15a Pravdy St., Moscow, Russia, from December 2003 to present.

Director, Alfa Finance Holdings S.A., oil and financial assets, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, from January 2000 to present.

Member of the Board, Latvijas Balzams, producer of alcoholic beverages, A. Caka 160, LV-1012, Riga, Latvia, from July 2002 to present.

Trustee of the Board of the Association for National Financial Reporting Standards, financial reporting standards-setter, Pogodinskaya St. 24, Bldg. 1, Office 506, Moscow, Russia, from October 2003 to present.

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Principal Occupation / Business Address(es)

Chairman of the Russia-Latvia Business Council, business association, Ilyinka 6, Moscow, Russia, from July 2007 to present.

Member of the Board of the Russian Union of Industrialists and Entrepreneurs, business association, Staraya Ploshchad 10/4, Moscow, Russia, from April 2006 to present.

Trustee of the Russian Economic School, academic institution, Nakhimovsky Prospekt 47, Moscow, Russia, from February 2001 to present.

Alexandr Fain Member	Russia
Chief Executive Officer, Alfa Eco LLC, investment  company, 12 Krasnopresnenskaya Nab., 123619 Moscow, Russia, from January 2005 to present.

General Director, Investment Company A1 LLC, investment company, 12 Krasnopresnenskaya Nab., 123619 Moscow, March 2009 to present.

Mikhail Fridman Chairman	Russia
Director, VimpelCom Ltd., mobile telecommunications company, Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands

Director, OJSC VimpelCom, mobile telecommunications company, 8th of March Street, 14/1, 127083 Moscow, Russia, from July 2001 to present.

Director, OJSC Alfa Bank, banking, 9 Mashy Poryvaevoy St., 107078 Moscow, Russia, from February 2008 to present.

Chairman of the Board, OJSC TNK, oil and gas company, 18/2 Schipok Street, 115093 Moscow, Russia, from August 2003 to present.

Supervisory Board Member, X5 Retail Group N.V., retail holding company, Srednyaya Kalitnikovskaya Street 28-4, 109029 Moscow, Russia, from October 1998 to present.

German Khan Member	Russia
Executive Director, TNK-BP Management, oil and gas company, 1 Arbat Street, 119019 Moscow, Russia, from 2003 to present.

Member of the Board of Directors of Slavneft, oil and gas company, 4 Lesnoy Pereulok, 125047 Moscow, Russia, from February 1998 to present.

Director, Alfa Finance Holdings S.A., oil and financial assets, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, from January 2000 to present.

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Principal Occupation / Business Address(es)
Lev Khasis Member	Russia
Chief Executive Officer, X5 Retail Group N.V., retail holding company, Srednyaya Kalitnikovskaya St. 28-4, 109029 Moscow, Russia, from May 2006 to present.

Chairman, Association of Companies of Retail Trade, trade association, Srednyaya Kalitnikovskaya St. 28-4, 109029 Moscow, Russia, from February 2008 to present.

Andrei Kosogov Member	Russia
Chairman of the Board of Directors of Alfa Asset Management, asset management company, 6th Floor, Bldg. 32/1, Sadovaya-Kudrinskaya, 123001 Moscow, Russia, from November 2005 to present.

Director, ABH Holdings Corp., holding company, 3 Bld. du Prince Henri, L-1724, Luxembourg, from prior to 2005 to present.

Director, Alfa Finance Holdings S.A., oil and financial assets,  Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, from prior to 2005 to present.

Director, AlfaStrakhovanie Group, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russia, from 2003 to present.

Director, Alfa-Bank Russia, banking, 27 Kalanchevskaya Street, 107078 Moscow, Russia, from prior to 2005 to present.

Chairman of the Advisory Committee of Altimo, investment company, Bolshoi Savvinsky per., d. 11, pod. 3, 5th  Floor, Office No. 351, 119435 Moscow, Russia, from 2005 to present.

Alexey Kuzmichev Member	Russia
Chairman of the Advisory Committee of A1 Group Limited, investment company, 12 Krasnopresnenskaya Embankment, Moscow, Russia, from 1998 to present.

Director, Alfa Finance Holdings S.A., oil and financial assets,  Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, from 1992 to present.

Director, ABH Holdings Corp., holding company, 3 Bld. du Prince Henri, L-1724, Luxembourg, from 2004 to present.

Member of the Advisory Committee of Altimo, investment company, 11 Savvinskaya Embankment, 119435 Moscow, Russia, from 2005 to present.

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Principal Occupation / Business Address(es)
Alexey Reznikovich Member	Russia
Director, VimpelCom Ltd., mobile telecommunications company, Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands

Chairman of the Board, OJSC VimpelCom, mobile telecommunications company, 8th of March Street, 14/1, 127083 Moscow, Russia, from June 2008 to present.

Director, OJSC VimpelCom, mobile telecommunications company, 8th of March Street, 14/1, 127083 Moscow, Russia, from May 2002 to present.

Chief Executive Officer, LLC ALTIMO, investment company, Str. Novy Arbat, Build. 21, GSP-2, 119992 Moscow, Russia, from June 2005 to present.

Chief Executive Officer, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands, from December 2006 to present.

Nigel John Robinson Member	United Kingdom
Director of Corporate Development, Finance and Control, CTF Holdings Ltd., holding company, Suite 2, 4 Irish Place, Gibraltar, from January 2000 to present.

Member of the Consultative Committee of Altimo, investment company, Savvinskaya Embankment 11, Floor 3, 119435 Moscow, Russia, from April 2004 to present.

Member of the Consultative Committee of A1 Group, investment company, Krasnopresnenskaya Embankment 12, WDC-2, Entrance 7, Floor 13, 123610 Moscow, Russia, from January 2000 to present.

Member of the Consultative Committee of Rosvodokanal Group, water-supply and wastewater disposal operator, 2nd Zvenigorodskaya Street 13, Bldg. 15, 123022 Moscow, Russia, from November 2008 to present.

Member of the Audit Committee of OJSC VimpelCom, mobile telecommunications company, Krasnoproletarskaya Street 4, Bldg. 2, 127006 Moscow, Russia, from May 2002 to present.

Andrey Zemnitsky Member	Russia	President of Investment Company A1 LLC, investment company, 12 Krasnopresnenskaya Nab., International Trade Center 2, Entrance 7, 123610 Moscow, Russia, from July 2009 to present.

Petr Zolotarev Member	Russia	CEO of LLC Management company "Regional United Systems Vodokanal", Gamsonovsky pereulok, 2, bld. 4, 115191, Moscow, Russia

To the best of Alfa Group Consortium's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Index of Exhibits

Exhibit 24.1	A conformed copy of the written resolution of the board of directors of Altimo Cooperatief U.A. authorizing Franz Wolf to sign this Statement on behalf of Altimo Cooperatief U.A.
Exhibit 24.2	A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Statement on behalf of Crown Finance Foundation
Exhibit 99.1	Joint Filing Agreement, dated April 30, 2010, by and among Altimo Cooperatief U.A., Eco Telcom Limited, Altimo Holdings & Investments Limited, CTF Holdings Limited and Crown Finance Foundation
Exhibit 99.2*
Shareholders Agreement, dated October 4, 2009, between and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Eco Telecom Limited, Telenor East Invest AS, Telenor Mobile Communications AS and Altimo Cooperatief U.A.

Exhibit 99.3*
Share Exchange Agreement, dated as of October 4, 2009, between and among Telenor Mobile Communications AS, Telenor East Invest AS, Telenor Ukraina I AS, Telenor Ukraina II AS, Telenor Ukraina III AS, Telenor Ukraina IV AS, Telenor Ukraina V AS, Telenor Ukraina VI AS, Telenor Ukraina VII AS, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Altimo Cooperatief U.A., Alpren Limited and Hardlake Limited

Exhibit 99.4
Registration Rights Agreement, dated as of October 4, 2009, between and among VimpelCom Ltd., Telenor East Invest AS, Telenor Mobile Communications AS, Altimo Cooperatief U.A., Altimo Holdings & Investments Ltd. and Eco Telecom Limited

*           Schedules to this exhibit have been omitted.  Upon request, a copy of any omitted schedule will be supplementally furnished to the SEC.